

November 4, 2013

Harold Fisher, Esq.
Boston Investment and Development Corp.
675 VFW Parkway, Suite 189
Chestnut Hill, MA 02467

Re:     **Boston Investment and Development Corp.**
        **Amendment No. 3 to Registration Statement on Form S-1**
        **Filed October 10, 2013**
        **File No.  333-189200**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We have considered your response to comment 3 in our letter dated September 13, 2013.  Please revise to remove the "As of the date of this Prospectus" qualifier or, alternatively, tell us why you believe such clause is warranted.

2.      We note your response to comment 4 that you did not request a representation from the selling shareholders regarding any affiliation with broker/dealers.  In light of that fact, please discuss how management acquired its knowledge regarding affiliation status.

Description of Property, page 21

3.      We note your response to comment 5 and the qualification of your "knowledge" in regards to the relationship of your property to the Green Pines Townhomes.  Considering

you own the property, please revise to discuss your relationship to the Green Pines Townhomes.

Directors, Executive Officers

Background of Directors, Executive Officers, page 27

4.  We note your response to comment 9.  Please supplement your disclosure to fully describe Ms. Illooz's prior experience in the capacity of "project manager."  For instance, identify any projects in which she served in this role and explain what the responsibilities of the position entailed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter Mcphun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc:  C. Parkinson Lloyd, Esq.
     Durham Jones & Pinegar, P.C